Filed Pursuant to SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED DECEMBER 12, 2008 TO PROSPECTUS DATED MAY 19, 2008

NOVEMBER 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	November 2008	Year to Date	11/30/08	11/30/08

Series A	1.47%	28.30%	$37,285,948	$1,907.21
Series B	2.78%	42.85%	$63,046,447	$2,535.13

*  All performance is reported net of fees and expenses

Fund results for November 2008:

In November, global equities added to losses as the world economy spiraled downward. The credit crunch continued to stifle the world banking system and choke off corporate funding, leading to additional layoffs. Central banks responded with huge rate cuts and stimulus package announcements. Nonetheless, short to medium term prospects remain dim. In Asia, the Taiwan index lost nearly 9.5% as exports and industrial production collapsed. Australia’s SPI Index fell 7.5% as commodity prices remained depressed. Germany’s DAX (-7.8%) led European equities lower as GDP and industrial production sank. December S&P 500 futures fell further as a steady stream of companies ran into financial difficulty. The Fund’s short positions in stock indices futures produced gains.

World bond markets rose sharply as fears of a protracted global economic recession led to a parallel concern that deflation is establishing itself. The rally continued as U.S. retail sales sustained the largest drop (-2.8%) since records began in 1992. Front month U.S. 30-year bond futures responded by trading to near a 10 year high as the consumer price index (CPI) decreased the greatest amount on record, conveying a steep drop off in inflation. European bonds continued their upward trend with December bund futures reaching a 33 month high. The Euro-zone fell into a recession for the first time since the introduction of the Euro as a single currency while the German IFO business climate report slumped to the lowest level in almost 16 years. The Fund’s long bond positions resulted in significant gains.

Global short-term interest rate futures continued their strong upward trend in November as the economic crisis intensified. Negative economic reports worldwide forced central banks to continue cutting rates and introducing stimulus plans. Three month Eurodollar futures rallied to over 4-year highs after Treasury Secretary Paulson announced the U.S. would abandon buying soured assets from banks in favor of easing consumer credit. This strategy reversal led to uncertainty and a corresponding flight to short-term government debt. In Europe, three month Euribor futures continued higher as the European Community Bank cut rates by 50 basis points, while stating the possibility of further rate reductions in the near future. Front month three month Euroswiss futures traded to over 3 year highs as the Swiss National Bank stunned the market with a 100 bps rate cut- their third cut in 6 weeks. The Fund’s long positions provided gains in this market sector.

Other market sectors, relative to those mentioned above, did not reveal significant trends and did not have a major influence on the Fund’s overall positive performance on the month.

For the month of November 2008, Series A and Series B gained 1.47% and 2.78%, respectively, net of fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
NOVEMBER 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended November 30, 2008)

STATEMENT OF INCOME

November 2008

Investment income, interest	$45,693

Expenses
Management fee	57,819
Ongoing offering expenses	31,254
Operating expenses	4,688
Selling Commissions	125,016
Other expenses	1,141
Incentive fee	—
Brokerage commissions	7,006

Total expenses	226,924

Net investment gain (loss)	(181,231)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	482,642
Net change in unrealized appreciation (depreciation) on futures and forward contracts	239,309

Net gain(loss) on investments	721,951

Net increase (decrease) in net assets from operations	$540,720

STATEMENT OF CHANGES IN NET ASSET VALUE

November 2008

Net assets, beginning of period	$39,059,032

Net increase (decrease) in net assets from operations	540,720
Capital share transactions
Issuance of shares	751,978
Redemption of shares	(3,065,783)

Net increase(decrease) in net assets from capital share transactions	(2,313,805)
Net increase(decrease) in net assets	(1,773,085)

Net assets, end of period	$37,285,947

NAV Per Unit, end of period	$1,907.21

QUADRIGA SUPERFUND, L.P. — SERIES B
NOVEMBER 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended November 30, 2008)

STATEMENT OF INCOME

November 2008

Investment income, interest	$69,622

Expenses
Management fee	97,767
Ongoing offering expenses	52,847
Operating expenses	7,928
Selling Commissions	211,388
Other expenses	2,113
Incentive fee	—
Brokerage commissions	21,345

Total expenses	393,388

Net investment gain(loss)	(323,766)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	1,307,164
Net change in unrealized appreciation (depreciation) on futures and forward contracts	720,283

Net gain(loss) on investments	2,027,447

Net increase (decrease) in net assets from operations	$1,703,681

STATEMENT OF CHANGE IN NET ASSET VALUE

November 2008

Net assets, beginning of period	$65,479,968

Net increase (decrease) in net assets from operations	1,703,681
Capital share transactions
Issuance of shares	2,196,522
Redemption of shares	(6,333,724)

Net increase (decrease) in net assets from capital share transactions	(4,137,202)
Net increase(decrease) in net assets	(2,433,521)

Net assets, end of period	$63,046,447

NAV Per Unit, end of period	$2,535.13

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.